                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. ____)

                                   UStel, Inc.
                                ----------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   0009173251
                                 --------------
                                 (CUSIP Number)

                             Jeffrey D. Segal, Esq.
                  Jeffrey D. Segal, A Professional Corporation
                   10390 Santa Monica Boulevard, Fourth Floor
                        Los Angeles, California   90025
                                 (310) 788-0800
          -----------------------------------------------------------
                      (Name, Address and Telephone Number
          of Person Authorized to Receive Notices and Communications)

                                August 14, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /__/.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -------------------------------------------------------------------------------
1)               Name of Reporting Person
                 S.S. OR I.R.S. Identification No. of Above Person

                          ROYCE DIENER

- -------------------------------------------------------------------------------
2)               Check the Appropriate Box if a Member of a Group*
                 (a) /X/
                 (b) / /

- -------------------------------------------------------------------------------
3)               SEC Use Only


- -------------------------------------------------------------------------------
4)               Source of Funds*
                          PF

- -------------------------------------------------------------------------------
5)               Check if Disclosure of Legal Proceedings is Required
                 Pursuant to Items 2(d) or 2(e)
                 / /

- -------------------------------------------------------------------------------
6)               Citizenship or Place of Organization
                          United States

- -------------------------------------------------------------------------------
         Number of                7)       Sole Voting Power
           Shares                                   50,000
                          -----------------------------------------------------
         Beneficially             8)       Shared Voting Power
          Owned by                                 612,750
                          -----------------------------------------------------
            Each                  9)      Sole Dispositive Power
          Reporting                                 50,000
                          -----------------------------------------------------
           Person                10)      Shared Dispositive Power
            With                                   612,750

- -------------------------------------------------------------------------------
11)              Aggregate Amount Beneficially Owned by Each Reporting Person
                          662,750

- -------------------------------------------------------------------------------
12)              Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares*
                 / /

- -------------------------------------------------------------------------------
13)              Percent of Class Represented by Amount in Row (11)
                          32.7%

- -------------------------------------------------------------------------------
14)              Type of Reporting Person*
                          IN
- -------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- -------------------------------------------------------------------------------
1)               Name of Reporting Person
                 S.S. OR I.R.S. Identification No. of Above Person

                          PALISADES USTL TRUST

- -------------------------------------------------------------------------------
2)               Check the Appropriate Box if a Member of a Group*
                 (a) /X/
                 (b) / /

- -------------------------------------------------------------------------------
3)               SEC Use Only


- -------------------------------------------------------------------------------
4)               Source of Funds*
                          PF

- -------------------------------------------------------------------------------
5)               Check if Disclosure of Legal Proceedings is Required
                 Pursuant to Items 2(d) or 2(e)
                 / /

- -------------------------------------------------------------------------------
6)               Citizenship or Place of Organization
                          California

- -------------------------------------------------------------------------------
         Number of                7)       Sole Voting Power
           Shares                                  612,750
                          -----------------------------------------------------
         Beneficially             8)       Shared Voting Power
          Owned by                                  50,000
                          -----------------------------------------------------
            Each                  9)       Sole Dispositive Power
          Reporting                                612,750
                          -----------------------------------------------------
           Person                10)       Shared Dispositive Power
            With                                    50,000

- -------------------------------------------------------------------------------
11)              Aggregate Amount Beneficially Owned by Each Reporting Person
                          662,750

- -------------------------------------------------------------------------------
12)              Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares*
                 / /

- -------------------------------------------------------------------------------
13)              Percent of Class Represented by Amount in Row (11)
                          32.7%

- -------------------------------------------------------------------------------
14)              Type of Reporting Person*
                          OO

- -------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





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
ITEM 1.          SECURITY AND ISSUER.

                 This Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Common Stock"), of UStel, Inc., a Minnesota corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 2775 Rainbow Boulevard, Suite 102, Las Vegas, Nevada, 89102.

ITEM 2.          IDENTITY AND BACKGROUND.

                 This Schedule 13D is filed by and on behalf of Palisades USTL Trust ("Palisades") and Royce Diener ("Diener"). Palisades and Diener sometimes hereinafter are referred to, collectively, as the "Reporting Persons". Diener is the trustee of Palisades, and owns or controls 23.8% of its beneficial interests. By virtue of his position with and ownership interest in Palisades, Diener may be deemed to have shared voting and dispositive power with Palisades. As described more fully in Item 4 below, the Reporting Persons are filing this Schedule 13D pursuant to Rule 13d-1(a) because Palisades has acquired approximately 30.3% of the issued and outstanding shares of UStel, Inc., a Minnesota corporation (the "Issuer"), from the Issuer's founders.

                 Although there is no formal agreement, written or oral, regarding the acquisition, disposition or voting of the securities of the Issuer as between the Reporting Persons, the Reporting Persons expect that they will be consulting with each other, and that Diener, as trustee of Palisades, in addition to being a director of the Issuer, may, for some purposes, be deemed to be members of a group with respect to the Issuer.

                 During the last five years, Mr. Diener has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject him to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 This Schedule 13D is filed to report the acquisition of an aggregate of 612,750 shares of Common Stock of the Issuer by Diener, as trustee of Palisades, from the TAD 1993 Family Trust and the RGB 1993 Family Trust.
The consideration for the acquisition consisted of cash ($1,000,000) and purchase money notes ($3,381,000). The source of the cash funds for the investment in securities is personal funds, and the notes are payable in installments over a two-year period.

                 This Schedule 13D also provides information with respect to the prior acquisition of 160,000 shares of the Issuer's Common Stock in connection with the funding for the benefit of the Issuer of a $1,500,000 term loan by a group of investors ($500,000 of which was lent by





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
Mr. Diener). Mr. Diener disclaims beneficial ownership of all but 50,000 of these shares, and his filing of this Schedule 13D is not to be construed as an admission that he is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any such other shares.

ITEM 4.          PURPOSE OF TRANSACTION.

                 The primary purpose of the investment in securities of the Issuer is for investment. The Reporting Persons may acquire additional shares of Common Stock for investment purposes from time to time, although neither has any specific present plans to do so.

                 Mr. Diener, as trustee of Palisades, purchased an aggregate of 612,750 shares of Common Stock of the Issuer from the TAD 1993 Family Trust and the RGB 1993 Family Trust, representing approximately 30.3% of the issued and outstanding capital stock of the Issuer. The consideration for the acquisition consisted of cash ($1,000,000) and purchase money notes ($3,381,000). Mr. Diener, as trustee of Palisades, will vote Palisades' shares during the term (coinciding with the repayment period of the notes) of that trust. Mr. Diener is obligated to consult with beneficiaries and to vote the shares in accordance with the wishes of a majority in interest thereof. When, however, such consultation is impracticable, Mr. Diener may vote the shares as he reasonably believes to be in the best interests of Palisades and a majority in interest of such beneficiaries.

                 In addition to the investment purposes, the Reporting Persons also plan to exercise some direction over the Issuer, including facilitation of a merger described below. Coincident with the closing of the stock purchase agreements described above, a change in the board of directors and management of the Issuer occurred. The authorized number of directors was increased to seven, and Robert L. B. Diener, Jerry Dackerman and Wouter van Biene were appointed directors of the Issuer to fill the vacancies created thereby. While not a group for the purpose of acquiring, holding or disposing of Issuer shares of Common Stock, the new Issuer board members have pre-existing relationships and common interests with Mr. Diener. Robert L. B. Diener is the son of Mr. Diener and Messrs. Dackerman and van Biene, both founders of and substantial shareholders in Consortium 2000, Inc. ("C-2000"), also are board members of C-2000 with Mr. Diener. In addition to acting as directors, Messrs. Robert Diener, Dackerman and van Biene are the newly appointed President and Chief Executive Officer, Executive Vice President - Marketing and Sales, and Executive Vice President and Chief Financial Officer, respectively, of the Issuer.

                 Pursuant to a Merger Agreement and Plan of Reorganization (the "Merger Agreement") entered into as of August 14, 1996, by and among the Issuer, Consortium Acquisition Corporation ("CAC") and C-2000, the Issuer created a wholly-owned subsidiary, CAC, which will be merged (the "Merger") with and into C-2000, with C-2000 being the surviving corporation of the Merger. Pursuant to the Merger, all of the capital stock of C-2000 would be converted into an aggregate of 1,076,923 shares of common stock, $0.01 par value per share, of the Issuer. Mr. Diener is a director of the Issuer and a principal shareholder and director of C-2000. Closing of the Merger is subject to the satisfaction of certain conditions, including approval of the Merger by the shareholders of each of the Issuer and C-2000. Based upon discussions with the Issuer, if the Merger transaction is consummated, Mr. Diener intends to continue to participate in the direction of the Issuer solely in his capacity as a director of the Issuer.

                 Other than as set forth in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of Item 4 of
Schedule 13D, or any agreement regarding such matters, although they may in the future take actions which would have such consequences. Reporting Persons' plans are consistent with those of Mr. Diener.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 (a), (b) According to information furnished to the Reporting Persons by the Issuer, there were 2,024,000 shares of Common Stock issued and outstanding as of August 14, 1996. Based on such information, Palisades reports direct holdings of 612,750 shares of Common Stock, amounting to approximately 30.3% of the outstanding and issued shares of Common Stock. Mr. Diener owns a 23.8% beneficial interest in Palisades. Mr. Diener may be deemed to have shared voting and investment power with respect to all such shares owned by Palisades.

                 Mr. Diener also reports direct holdings of 50,000 shares of Common Stock, amounting to approximately 2.5% of the outstanding and issued shares of Common Stock, with respect to which Mr. Diener has the sole voting and investment power.

                 (c), (d) and (e)          Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Mr. Diener and/or Robert L. B. Diener (Mr. Diener's son), and each of them, have been irrevocably appointed as the true and lawful proxies, to vote (or give written consents in lieu of voting) all 550,000 shares of Series A Convertible Preferred Stock, $0.01 par value per share (and all securities having voting rights into which such shares may be converted or for which such shares may be exchanged, as adjusted for certain dividends, distributions, reclassifications, exchanges, substitutions, reorganizations, mergers, consolidations, or sales of assets), of the Issuer, standing in the name of Kamel B. Nacif, and to do any and all things, and to execute any and all instruments, which said proxies may deem necessary and advisable, at any time and from time to time at all meetings, with all the powers that Kamel B. Nacif would possess if personally present at the meetings and any adjournments thereof, and on any and all matters submitted to the shareholders of the Issuer solely in connection with: (i) the Merger; (ii) the reincorporation of the Company in the State of Nevada; and (iii) the election of Royce Diener, Barry Epling, Noam Schwartz, Jerry Dackerman, Andrew Grey, Robert L. B. Diener





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
and Wouter van Biene as the only directors of the Issuer. These proxies will terminate on December 31, 1996.

                 Other than as set forth in this Item 6, no Reporting Person is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS

                 Exhibit A - Joint Filing Undertaking.

                 Exhibit B - Stock Purchase Agreement dated August 14, 1996 between Yoel Iny, as Trustee of the TAD 1993 Family Trust, and Royce Diener, as Trustee of Palisades USTL Trust.

                 Exhibit C - Stock Purchase Agreement dated August 14, 1996 between David Schwartz, as Trustee of the RGB 1993 Family Trust, and Royce Diener, as Trustee of Palisades USTL Trust.

                 Exhibit D - Irrevocable Proxy granted by Kamel B. Nacif in favor of Royce Diener and/or Robert L. B. Diener.

                                   SIGNATURES

                 After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



August 22, 1996.

PALISADES USTL TRUST                               ROYCE DIENER


By: /s/ ROYCE DIENER                               /s/ ROYCE DIENER
- ---------------------------------                  ----------------------------
        ROYCE DIENER, Trustee

                                   EXHIBIT A

                            JOINT FILING UNDERTAKING

                 The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:   August 22, 1996.

PALISADES USTL TRUST                               ROYCE DIENER


By: /s/ ROYCE DIENER                               /s/ ROYCE DIENER
- ------------------------------------               ----------------------------
        ROYCE DIENER, Trustee

                                   EXHIBIT B

                            STOCK PURCHASE AGREEMENT

                                  AGREEMENT dated as of August 14, 1996,
                 between YOEL INY, AS TRUSTEE OF THE TAD 1993 FAMILY TRUST, created under Agreement dated as of July 26, 1993 (the "Seller"), and ROYCE DIENER, AS TRUSTEE OF THE PALISADES USTL TRUST, created under Agreement dated as of August 14, 1996 (the "Purchaser").

                                R E C I T A L S

                 A. UStel, Inc., a Minnesota corporation (the "Company"), is engaged in providing long distance telecommunications services, consisting primarily of direct dial long distance telephone transmissions to commercial customers in various major metropolitan areas of the United States. The Seller is the record and beneficial owner of 270,750 shares of Common Stock, par value $.01 per share, of the Company (the "Shares").

                 B. The Purchaser desires to purchase from the Seller, and the Seller desires to sell to the Purchaser, all the Shares, in each case, upon the terms and subject to the conditions set forth in this Agreement, its exhibits, schedules and other agreements between the parties of even date herewith (collectively, this "Agreement").

                 Accordingly, the parties hereto hereby agree as follows:

I.       INCORPORATION OF RECITALS

                 Recitals A and B above are incorporated herein by reference.

II.      PURCHASE AND SALE OF SHARES

                 In reliance upon the representations, warranties and agreements set forth in this Agreement and for the consideration and subject to the terms and conditions set forth in this Agreement, the Seller shall sell, assign, transfer and deliver to the Purchaser on the date hereof, and the Purchaser shall purchase from the Seller on the date hereof, all (but not less than all) the Shares.

III.     CLOSING

                 The completion (the "Closing") of the transactions contemplated by this Agreement shall take place at the offices of Ervin, Cohen & Jessup, 9401 Wilshire Boulevard, Ninth Floor, Beverly Hills, California, on the date hereof or as otherwise mutually agreed upon by the Purchaser and the Seller. The date and time of the closing are hereinafter referred to as the "Closing Date".





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
IV.      CONSIDERATION; ACTIONS AT CLOSING

                 SECTION 4.01. Purchase Price; Action at Closing. In consideration of the sale, transfer and assignment of the Shares, the Purchaser agrees to pay to the Seller the sum of $1,935,862.50 on the Closing Date as follows:

                 (a) $441,900.00, in cash by delivery of an official bank check of City National Bank, Beverly Hills, California, made payable to the order of the Seller in said amount; and

                 (b) $1,493,962.50, by delivery of the Purchaser's variable rate non-recourse secured promissory note in substantially the form of Exhibit A hereto, payable to the Seller (the "Purchaser's Note").

                 SECTION 4.02. Delivery of Share Certificate(s) and Other Instruments. The Seller shall deliver to the Purchaser on the Closing Date certificate(s) representing, in the aggregate, the Shares, together with duly executed stock power assignment(s) separate from certificate(s), in the name of the Purchaser. At the Closing, the Purchaser shall, forthwith upon its receipt of said certificate(s) and stock power assignment(s), deliver the same together with duly executed stock power assignment(s) separate from certificate(s), in blank, representing, in the aggregate, the Shares and certain shares of Class A Common Stock of Consortium 2000 Inc., a California corporation, to Wilshire Escrow Company of Los Angeles, California, as trustee under the Pledge Agreement of even date herewith (the "Pledge Agreement"), among the Purchaser, as pledgor, the Seller, as pledgee, and Wilshire Escrow Company, as trustee, a copy of which is attached as Exhibit B hereto. At the Closing, the Seller and the Purchaser also shall deliver to Wilshire Escrow Company a letter, duly executed by the Seller and the Purchaser and addressed to American Securities Transfer Incorporated ("AST") (the Company's stock transfer agent), for forwarding forthwith via overnight courier to AST, irrevocably instructing AST to issue and deliver to Wilshire Escrow Company, as trustee, certificate(s) evidencing, in the aggregate, the Shares, standing in the name of the Purchaser and reflected as such in the stock records of the Company, to hold as security for the Purchaser's fulfillment of its obligations as set forth in this Agreement and in the Purchaser's Note, and as more particularly described in the Pledge Agreement.

                 SECTION 4.03. Further Acts, Etc. The Seller and the Purchaser agree to execute and deliver on the Closing Date and thereafter all such other instruments and to take or cause to be taken all such further action as may be necessary fully to vest in and confirm to the Purchaser legal and equitable title to and, subject only to the Pledge Agreement, possession of all the Shares.

V.       REPRESENTATIONS AND WARRANTIES OF SELLER

                 The Seller represents and warrants to the Purchaser as of the Closing Date as follows:





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
                 (a) Organization of Seller. The Seller is a trust duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation.

                 (b) Power and Authority. The Seller has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and has taken all action required by law, or otherwise, to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Seller and constitutes a legal, valid and binding obligation of the Seller, which is enforceable against the Seller in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws similarly affecting the enforcement of creditors' rights generally. The Seller need not give any notice to, make any filing with, or obtain any authorization, consent or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

                 (c) Title to Shares. The Seller holds of record and owns beneficially the Shares, free and clear of any restrictions on transfer (other than any restrictions under the Securities Act of 1933 (the "Securities Act"), as amended, and state securities laws), claims, taxes, security interests, options, warrants, rights, contracts, calls, commitments, equities and demands, and the delivery of the Shares by the Seller to the Purchaser pursuant to this Agreement will transfer to the Purchaser lawful, valid and indefeasible title thereto. The Seller is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of the Shares. Upon delivery of and payment for the Shares as provided herein, the Purchaser will acquire good and marketable title to the Shares, free and clear of all liens, encumbrances, equities and claims whatsoever (except as provided in the Pledge Agreement). The Shares are duly authorized, validly issued and outstanding and fully paid and non-assessable, with no personal liability attaching thereto.

                 (d) Brokers and Finders. The Seller has not, directly or indirectly, employed any broker or finder or incurred any liability for any brokerage fee, commission or finder's fee in connection with the transactions contemplated by this Agreement.

                 (e) Survival of Representations and Warranties. All of the representations, warranties and covenants set forth in this Article shall survive the Closing (even if the damaged party knew or had reason to know of any misrepresentation or breach of warranty or covenant at the time of Closing) and continue in full force and effect forever thereafter.

VI.      REPRESENTATIONS AND WARRANTIES OF PURCHASER

                 The Purchaser represents and warrants to the Seller as of the Closing Date as follows:

                 (a) Organization of Purchaser. The Purchaser is a trust duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation.

                 (b) Power and Authority. The Purchaser has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and has taken all action required by law, or otherwise, to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser which is enforceable against the Purchaser in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws similarly affecting the enforcement of creditors' rights generally. The Purchaser need not give any notice to, make any filing with, or obtain any authorization, consent or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

                 (c) Investment. The Purchaser is acquiring the Shares for investment purposes and not with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act of 1933.

                 (d) Acknowledgements. The Purchaser warrants that each of Royce Diener, as Trustee of the Palisades USTL Trust, and each of the beneficiaries of the Palisades USTL Trust, is an accredited investor as defined in Regulation D promulgated under the Securities Act; that the Purchaser has undertaken such due diligence review of the Company, its financial condition and business as the Purchaser deems appropriate; that the Purchaser is not relying in any way on any representations or warranties of the Seller concerning the Company, its financial condition, business and/or prospects except for the representations or warranties of the Seller set forth in Article V hereof; and except for the representations or warranties of the Seller set forth in Article V hereof, the Seller has made no representations or warranties to the Purchaser.

                 (e) Brokers and Finders. The Purchaser has not, directly or indirectly, employed any broker or finder or incurred any liability for any brokerage fee, commission or finder's fee in connection with the transactions contemplated by this Agreement.

                 (f) Survival of Representations and Warranties. All of the representations, warranties and covenants set forth in this Article shall survive the Closing (even if the damaged party knew or had reason to know of any misrepresentation or breach of warranty or covenant at the time of Closing) and continue in full force and effect forever thereafter.

VII.             PUBLICITY

                 Each party hereto agrees not to issue any press release or make any public statement with respect to the transactions contemplated hereby prior to the Closing without the written approval, not to be unreasonably withheld, of the Seller (in the case of releases or statements issued or made by the Purchaser) or the Purchaser (in the case of releases or statements issued or made by the Seller) except as may be required by law, in which event such press release or public statement shall be made only after consultation with the Seller or the Purchaser, as the case may be.





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
VIII.    GENERAL PROVISIONS

                 SECTION 8.01. Entire Agreement; Amendments. This Agreement, along with the Purchaser's Note and the Pledge Agreement contain the entire agreement among the parties hereto with respect to the subject matter hereof. This Agreement may be changed only by an instrument in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

                 SECTION 8.02. Notice. All notices, requests, demands and other communications shall be in writing and deemed to have been duly given when delivered personally, by facsimile transmission upon receipt of a "clear" or "ok" transmission notice, or three days following deposit in the United States mail, first class, certified or registered mail, return receipt requested, postage prepaid, duly addressed:

                 If to Seller:             Yoel Iny, Trustee
                                           TAD 1993 Family Trust
                                           3160 South Valley View, Suite 205
                                           Las Vegas, NV   89102
                                           Fax: (702) 253-1044

                 If to Purchaser:          Royce Diener, Trustee
                                           Palisades USTL Trust
                                           1038 Palisades Beach Road
                                           Santa Monica, CA   90403
                                           Fax: (310) 458-6810

Any party may, pursuant to written notice in compliance with this Section, alter or change the address or the identity of the person to whom any notice is to be sent.

                 SECTION 8.03. Further Assurances. In case at any time, including after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement, each of the parties will take such further action (including the execution and delivery of such further instruments and documents) as any other party reasonably may request, all at the sole cost and expense of the requesting party.

                 SECTION 8.04. Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the internal laws of the State of California.

                 SECTION 8.05. Severability. In case any one or more of the provisions or any portion of any provision contained in this Agreement should be found to be invalid, illegal or unenforceable in any respect, such provision or portion thereof shall be modified or deleted in such manner so as to afford the parties the fullest protection commensurate with making this Agreement, as modified, legal and enforceable under applicable laws, and the validity, legality and enforceability of any such provision shall not in any way be affected or impaired thereby, such remaining provisions or portion of any such provision construed as severable and independent thereof.

                 SECTION 8.06. Article and Section Headings. The headings of Articles and Sections of this Agreement are for convenient reference only, and shall not in any manner govern, limit, modify or construe this Agreement or any part or provisions hereof or otherwise be given any legal effect.

                 SECTION 8.07. Pronouns; Gender; Number. When the context so requires in this Agreement, the masculine gender includes the feminine and/or the neuter, and the singular number includes the plural.

                 SECTION 8.08. No Waiver. No term or condition of this Agreement shall be deemed to have been waived, nor shall any party hereto be estopped from enforcing any provision of this Agreement, except by written instrument of the party charged with such waiver or estoppel. Any written waiver shall not be deemed a continuing waiver unless specifically stated, shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

                 SECTION 8.09. Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other party; provided, however, that the Purchaser may assign any or all of its rights and interests hereunder to one or more of its beneficiaries and to any subsequent designee.

                 SECTION 8.10. Arbitration; Attorneys' Fees. Any dispute or conflict which arises between the parties hereto shall be submitted to the American Arbitration Association before a single arbitrator in accordance with its then current Commercial Rules in Los Angeles County, California, for arbitration and the parties shall be bound by the results of such arbitration in accordance with the California Code of Civil Procedure Section 1283.05. If either party brings an action for judicial review or enforcement of the arbitration proceedings, award or decision, the prevailing party in any such action, trial or appeal shall be entitled to its reasonable attorneys' fees to be paid by the nonprevailing party as fixed by the court.

                 SECTION 8.11. No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person other than the parties and their respective successors and permitted assigns.

                 SECTION 8.12. Expenses. Each of the parties will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

                 SECTION 8.13. Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party. Each party has been represented by lawyers throughout this transaction who have carefully negotiated the provisions of this Agreement. As a consequence, the parties do not believe the presumption of California Civil Code Section 1654 relating to the interpretation of contracts against the drafter of any particular clause should be applied in this case and therefore waive its effects. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty, or covenant.

                 SECTION 8.14. Incorporation of Exhibits. The exhibits identified in this Agreement are incorporated herein by reference and made a part hereof.

                 SECTION 8.15. Specific Performance. Each party acknowledges and agrees that the other party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each party agrees that the other party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter, in addition to any other remedy to which they may be entitled, at law or in equity.

                 SECTION 8.16. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument. Each party hereto, and its respective successors and assigns, shall be authorized to rely upon the signatures of all of the parties hereto which are delivered by facsimile as constituting a duly authorized, irrevocable, actual, current delivery of this Agreement with original ink signatures of each person and entity; provided, however, that each party hereto that delivers such facsimile signatures to another party hereto, covenants and agrees that it shall deliver an executed original of the same to the party so receiving the previous facsimile signatures within five (5) days after delivery of such facsimile signatures.

                 SECTION 8.17. Capacity of Signatories. Each party acknowledges and agrees that the signatories hereto are signing in their respective capacities as trustees and not as individuals. Any written instrument creating an obligation of the Purchaser and/or the Seller shall provide that neither the trustees nor the employees or agents of the parties shall be liable thereunder and that all persons shall look solely to the Purchaser or the Seller, as the case may be, for the payment of any claim thereunder or for the performance thereof; provided, however, that the omission of such provision from any such instrument shall not render the trustees, employees or agents of the Purchaser or Seller, as the case may be, liable to anyone for such omission.

                 IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement, by their duly authorized representatives, all as of the date first above written.



                          SELLER:          TAD 1993 FAMILY TRUST


                                           By:  /s/ YOEL INY
                                              ---------------------------------
                                                    YOEL INY, Trustee

                          PURCHASER:       PALISADES USTL TRUST


                                           By:  /s/ ROYCE DIENER
                                              ---------------------------------
                                                    ROYCE DIENER, Trustee

                                   EXHIBIT C

                            STOCK PURCHASE AGREEMENT

                                  AGREEMENT dated as of August 14, 1996,
                 between DAVID SCHWARTZ, AS TRUSTEE OF THE RGB 1993 FAMILY TRUST, created under Agreement dated as of July 26, 1993 (the "Seller"), and ROYCE DIENER, AS TRUSTEE OF THE PALISADES USTL TRUST, created under Agreement dated as of August 14, 1996 (the "Purchaser").

                                R E C I T A L S

                 A. UStel, Inc., a Minnesota corporation (the "Company"), is engaged in providing long distance telecommunications services, consisting primarily of direct dial long distance telephone transmissions to commercial customers in various major metropolitan areas of the United States. The Seller is the record and beneficial owner of 342,000 shares of Common Stock, par value $.01 per share, of the Company (the "Shares").

                 B. The Purchaser desires to purchase from the Seller, and the Seller desires to sell to the Purchaser, all the Shares, in each case, upon the terms and subject to the conditions set forth in this Agreement, its exhibits, schedules and other agreements between the parties of even date herewith (collectively, this "Agreement").

                 Accordingly, the parties hereto hereby agree as follows:

I.       INCORPORATION OF RECITALS

                 Recitals A and B above are incorporated herein by reference.

II.      PURCHASE AND SALE OF SHARES

                 In reliance upon the representations, warranties and agreements set forth in this Agreement and for the consideration and subject to the terms and conditions set forth in this Agreement, the Seller shall sell, assign, transfer and deliver to the Purchaser on the date hereof, and the Purchaser shall purchase from the Seller on the date hereof, all (but not less than all) the Shares.

III.     CLOSING

                 The completion (the "Closing") of the transactions contemplated by this Agreement shall take place at the offices of Ervin, Cohen & Jessup, 9401 Wilshire Boulevard, Ninth Floor, Beverly Hills, California, on the date hereof or as otherwise mutually agreed upon by the Purchaser and the Seller. The date and time of the closing are hereinafter referred to as the "Closing Date".

IV.      CONSIDERATION; ACTIONS AT CLOSING

                 SECTION 4.01. Purchase Price; Action at Closing. In consideration of the sale, transfer and assignment of the Shares, the Purchaser agrees to pay to the Seller the sum of $2,445,300.00 on the Closing Date as follows:

                 (a) $558,100.00, in cash by delivery of an official bank check of City National Bank, Beverly Hills, California, made payable to the order of the Seller in said amount; and

                 (b) $1,887,200.00, by delivery of the Purchaser's variable rate non-recourse secured promissory note in substantially the form of Exhibit A hereto, payable to the Seller (the "Purchaser's Note").

                 SECTION 4.02. Delivery of Share Certificate(s) and Other Instruments. The Seller shall deliver to the Purchaser on the Closing Date certificate(s) representing, in the aggregate, the Shares, together with duly executed stock power assignment(s) separate from certificate(s), in the name of the Purchaser. At the Closing, the Purchaser shall, forthwith upon its receipt of said certificate(s) and stock power assignment(s), deliver the same together with duly executed stock power assignment(s) separate from certificate(s), in blank, representing, in the aggregate, the Shares and certain shares of Class A Common Stock of Consortium 2000 Inc., a California corporation, to Wilshire Escrow Company of Los Angeles, California, as trustee under the Pledge Agreement of even date herewith (the "Pledge Agreement"), among the Purchaser, as pledgor, the Seller, as pledgee, and Wilshire Escrow Company, as trustee, a copy of which is attached as Exhibit B hereto. At the Closing, the Seller and the Purchaser also shall deliver to Wilshire Escrow Company a letter, duly executed by the Seller and the Purchaser and addressed to American Securities Transfer Incorporated ("AST") (the Company's stock transfer agent), for forwarding forthwith via overnight courier to AST, irrevocably instructing AST to issue and deliver to Wilshire Escrow Company, as trustee, certificate(s) evidencing, in the aggregate, the Shares, standing in the name of the Purchaser and reflected as such in the stock records of the Company, to hold as security for the Purchaser's fulfillment of its obligations as set forth in this Agreement and in the Purchaser's Note, and as more particularly described in the Pledge Agreement.

                 SECTION 4.03. Further Acts, Etc. The Seller and the Purchaser agree to execute and deliver on the Closing Date and thereafter all such other instruments and to take or cause to be taken all such further action as may be necessary fully to vest in and confirm to the Purchaser legal and equitable title to and, subject only to the Pledge Agreement, possession of all the Shares.

V.       REPRESENTATIONS AND WARRANTIES OF SELLER

                 The Seller represents and warrants to the Purchaser as of the Closing Date as follows:

                 (a) Organization of Seller. The Seller is a trust duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation.

                 (b) Power and Authority. The Seller has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and has taken all action required by law, or otherwise, to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Seller and constitutes a legal, valid and binding obligation of the Seller, which is enforceable against the Seller in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws similarly affecting the enforcement of creditors' rights generally. The Seller need not give any notice to, make any filing with, or obtain any authorization, consent or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

                 (c) Title to Shares. The Seller holds of record and owns beneficially the Shares, free and clear of any restrictions on transfer (other than any restrictions under the Securities Act of 1933 (the "Securities Act"), as amended, and state securities laws), claims, taxes, security interests, options, warrants, rights, contracts, calls, commitments, equities and demands, and the delivery of the Shares by the Seller to the Purchaser pursuant to this Agreement will transfer to the Purchaser lawful, valid and indefeasible title thereto. The Seller is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of the Shares. Upon delivery of and payment for the Shares as provided herein, the Purchaser will acquire good and marketable title to the Shares, free and clear of all liens, encumbrances, equities and claims whatsoever (except as provided in the Pledge Agreement). The Shares are duly authorized, validly issued and outstanding and fully paid and non-assessable, with no personal liability attaching thereto.

                 (d) Brokers and Finders. The Seller has not, directly or indirectly, employed any broker or finder or incurred any liability for any brokerage fee, commission or finder's fee in connection with the transactions contemplated by this Agreement.

                 (e) Survival of Representations and Warranties. All of the representations, warranties and covenants set forth in this Article shall survive the Closing (even if the damaged party knew or had reason to know of any misrepresentation or breach of warranty or covenant at the time of Closing) and continue in full force and effect forever thereafter.

VI.      REPRESENTATIONS AND WARRANTIES OF PURCHASER

                 The Purchaser represents and warrants to the Seller as of the Closing Date as follows:

                 (a) Organization of Purchaser. The Purchaser is a trust duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation.

                 (b) Power and Authority. The Purchaser has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and has taken all action required by law, or otherwise, to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser which is enforceable against the Purchaser in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws similarly affecting the enforcement of creditors' rights generally. The Purchaser need not give any notice to, make any filing with, or obtain any authorization, consent or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

                 (c) Investment. The Purchaser is acquiring the Shares for investment purposes and not with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act of 1933.

                 (d) Acknowledgements. The Purchaser warrants that each of Royce Diener, as Trustee of the Palisades USTL Trust, and each of the beneficiaries of the Palisades USTL Trust, is an accredited investor as defined in Regulation D promulgated under the Securities Act; that the Purchaser has undertaken such due diligence review of the Company, its financial condition and business as the Purchaser deems appropriate; that the Purchaser is not relying in any way on any representations or warranties of the Seller concerning the Company, its financial condition, business and/or prospects except for the representations or warranties of the Seller set forth in Article V hereof; and except for the representations or warranties of the Seller set forth in Article V hereof, the Seller has made no representations or warranties to the Purchaser.

                 (e) Brokers and Finders. The Purchaser has not, directly or indirectly, employed any broker or finder or incurred any liability for any brokerage fee, commission or finder's fee in connection with the transactions contemplated by this Agreement.

                 (f) Survival of Representations and Warranties. All of the representations, warranties and covenants set forth in this Article shall survive the Closing (even if the damaged party knew or had reason to know of any misrepresentation or breach of warranty or covenant at the time of Closing) and continue in full force and effect forever thereafter.

VII.     PUBLICITY

                 Each party hereto agrees not to issue any press release or make any public statement with respect to the transactions contemplated hereby prior to the Closing without the written approval, not to be unreasonably withheld, of the Seller (in the case of releases or statements issued or made by the Purchaser) or the Purchaser (in the case of releases or statements issued or made by the Seller) except as may be required by law, in which event such press release or public statement shall be made only after consultation with the Seller or the Purchaser, as the case may be.

VIII.    GENERAL PROVISIONS

                 SECTION 8.01. Entire Agreement; Amendments. This Agreement, along with the Purchaser's Note and the Pledge Agreement contain the entire agreement among the parties hereto with respect to the subject matter hereof. This Agreement may be changed only by an instrument in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

                 SECTION 8.02. Notice. All notices, requests, demands and other communications shall be in writing and deemed to have been duly given when delivered personally, by facsimile transmission upon receipt of a "clear" or "ok" transmission notice, or three days following deposit in the United States mail, first class, certified or registered mail, return receipt requested, postage prepaid, duly addressed:

                 If to Seller:             David Schwartz, Trustee
                                           RGB 1993 Family Trust
                                           3160 South Valley View, Suite 205
                                           Las Vegas, NV   89102
                                           Fax: (702) 253-1044

                 If to Purchaser:          Royce Diener, Trustee
                                           Palisades USTL Trust
                                           1038 Palisades Beach Road
                                           Santa Monica, CA   90403
                                           Fax: (310) 458-6810

Any party may, pursuant to written notice in compliance with this Section, alter or change the address or the identity of the person to whom any notice is to be sent.

                 SECTION 8.03. Further Assurances. In case at any time, including after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement, each of the parties will take such further action (including the execution and delivery of such further instruments and documents) as any other party reasonably may request, all at the sole cost and expense of the requesting party.

                 SECTION 8.04. Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the internal laws of the State of California.

                 SECTION 8.05. Severability. In case any one or more of the provisions or any portion of any provision contained in this Agreement should be found to be invalid, illegal or unenforceable in any respect, such provision or portion thereof shall be modified or deleted in such manner so as to afford the parties the fullest protection commensurate with making this Agreement, as modified, legal and enforceable under applicable laws, and the validity, legality and enforceability of any such provision shall not in any way be affected or impaired thereby, such remaining provisions or portion of any such provision construed as severable and independent thereof.

                 SECTION 8.06. Article and Section Headings. The headings of Articles and Sections of this Agreement are for convenient reference only, and shall not in any manner govern, limit, modify or construe this Agreement or any part or provisions hereof or otherwise be given any legal effect.

                 SECTION 8.07. Pronouns; Gender; Number. When the context so requires in this Agreement, the masculine gender includes the feminine and/or the neuter, and the singular number includes the plural.

                 SECTION 8.08. No Waiver. No term or condition of this Agreement shall be deemed to have been waived, nor shall any party hereto be estopped from enforcing any provision of this Agreement, except by written instrument of the party charged with such waiver or estoppel. Any written waiver shall not be deemed a continuing waiver unless specifically stated, shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

                 SECTION 8.09. Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other party; provided, however, that the Purchaser may assign any or all of its rights and interests hereunder to one or more of its beneficiaries and to any subsequent designee.

                 SECTION 8.10. Arbitration; Attorneys' Fees. Any dispute or conflict which arises between the parties hereto shall be submitted to the American Arbitration Association before a single arbitrator in accordance with its then current Commercial Rules in Los Angeles County, California, for arbitration and the parties shall be bound by the results of such arbitration in accordance with the California Code of Civil Procedure Section 1283.05. If either party brings an action for judicial review or enforcement of the arbitration proceedings, award or decision, the prevailing party in any such action, trial or appeal shall be entitled to its reasonable attorneys' fees to be paid by the nonprevailing party as fixed by the court.

                 SECTION 8.11. No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person other than the parties and their respective successors and permitted assigns.

                 SECTION 8.12. Expenses. Each of the parties will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

                 SECTION 8.13. Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party. Each party has been represented by lawyers throughout this transaction who have carefully negotiated the provisions of this Agreement. As a consequence, the parties do not believe the presumption of California Civil Code Section 1654 relating to the interpretation of contracts against the drafter of any particular clause should be applied in this case and therefore waive its effects. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty, or covenant.

                 SECTION 8.14. Incorporation of Exhibits. The exhibits identified in this Agreement are incorporated herein by reference and made a part hereof.

                 SECTION 8.15. Specific Performance. Each party acknowledges and agrees that the other party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each party agrees that the other party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter, in addition to any other remedy to which they may be entitled, at law or in equity.

                 SECTION 8.16. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument. Each party hereto, and its respective successors and assigns, shall be authorized to rely upon the signatures of all of the parties hereto which are delivered by facsimile as constituting a duly authorized, irrevocable, actual, current delivery of this Agreement with original ink signatures of each person and entity; provided, however, that each party hereto that delivers such facsimile signatures to another party hereto, covenants and agrees that it shall deliver an executed original of the same to the party so receiving the previous facsimile signatures within five (5) days after delivery of such facsimile signatures.

                 SECTION 8.17. Capacity of Signatories. Each party acknowledges and agrees that the signatories hereto are signing in their respective capacities as trustees and not as individuals. Any written instrument creating an obligation of the Purchaser and/or the Seller shall provide that neither the trustees nor the employees or agents of the parties shall be liable thereunder and that all persons shall look solely to the Purchaser or the Seller, as the case may be, for the payment of any claim thereunder or for the performance thereof; provided, however, that the omission of such provision from any such instrument shall not render the trustees, employees or agents of the Purchaser or Seller, as the case may be, liable to anyone for such omission.

                 IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement, by their duly authorized representatives, all as of the date first above written.

                          SELLER:          RGB 1993 FAMILY TRUST


                                           By:  /s/ DAVID SCHWARTZ
                                              -------------------------------
                                                    DAVID SCHWARTZ, Trustee

                          PURCHASER:       PALISADES USTL TRUST


                                           By:  /s/ ROYCE DIENER
                                              -------------------------------
                                                    ROYCE DIENER, Trustee

                                   EXHIBIT D

                               IRREVOCABLE PROXY

KAMEL NACIF hereby constitutes and irrevocably appoints (such appointment being coupled with an interest) ROYCE DIENER and/or ROBERT L. B. DIENER, and each of them, with full power of substitution, the true and lawful proxies of the undersigned, to vote (or give written consents in lieu of voting) all 550,000 shares of Series A Convertible Preferred Stock, par value $.01 per share (and all securities having voting rights into which such shares may be converted or for which such shares may be exchanged, as adjusted for certain dividends, distributions, reclassifications, exchanges, substitutions, reorganizations, mergers, consolidations, or sales of assets), of USTEL, INC., a Minnesota corporation (the "Company"), standing in the name of Kamel Nacif, and to do any and all things, and to execute any and all instruments, which said proxies may deem necessary and advisable, at any time and from time to time at all meetings, with all the powers that Kamel Nacif would possess if personally present at the meetings and any adjournments thereof, and on any and all matters submitted to the shareholders of the Company solely in connection with:
(i) the merger of Consortium 2000, Inc., a California corporation ("C-2000"), with and into Consortium Acquisition Corporation, a California corporation ("Newco"), which is a wholly-owned subsidiary of the Company, with Newco disappearing and C- 2000 surviving as a wholly-owned subsidiary of the Company;
(ii) the reincorporation of the Company in the State of Nevada; and (iii) the election of Royce Diener, Barry Epling, Noam Schwartz, Jerry Dackerman, Andrew Grey, Robert L. B. Diener and Wouter van Biene as the only directors of the Company. The events described in clauses (i), (ii) and (iii) above shall sometimes hereinafter be referred to, collectively, as the "Transactions."

This proxy shall terminate on December 31, 1996. The enumeration of specific items, rights, acts or powers set forth in this instrument shall not limit or restrict, and is not to be construed or interpreted as limiting or restricting, the powers granted hereby to said proxies relating to the Transactions and actions contemplated thereby. If this instrument is executed by a representative of Kamel Nacif, said representative certifies, covenants, represents and warrants, under penalty of perjury under the laws of the State of California, that he has full power and authority to execute and deliver this instrument for, in the name of, and on behalf of Kamel Nacif, and attached hereto is an original executed power of attorney evidencing said representative's power and authority to do so.

Date:    August 12, 1996.                      /s/ KAMEL NACIF
                                               --------------------------------
                                               KAMEL NACIF, by Mazliach Gamliel,
                                                Attorney-in-Fact
STATE OF CALIFORNIA
COUNTY OF LOS ANGELES} SS.

On August 12, 1996, before me, P. MOSSMAN, personally appeared MAZLIACH GAMLIEL, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.                 /s/ P. MOSSMAN
                                                   ----------------------------
                                                   [Signature of Notary Public]